Exhibit 99.9

NICE Actimize’s AI-Infused Transaction Monitoring Solution to
Transform China’s SPD Silicon Valley Bank AML Operations

SPD Silicon Valley Bank will implement NICE Actimize’s next-generation Suspicious Activity
 Monitoring solution to detect complex financial crimes while increasing productivity

Hoboken, NJ, May 23, 2019 – Leading the industry with AI-based solutions designed to streamline anti-money laundering operations for global financial institutions, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, was selected by China-based SPD Silicon Valley Bank (SSVB) to update its anti-money laundering strategy with next generation AI-infused transaction monitoring protections. Adopting NICE Actimize’s latest Suspicious Activity Monitoring solution (SAM 9), the update will introduce NICE Actimize’s innovative concept of Autonomous Financial Crime Management to the financial institution’s anti-money laundering compliance efforts.

China-based partner Sunlight China is currently supporting implementation efforts.

NICE Actimize’s latest version of its SAM solution, which will be used in the implementation, combines machine learning analytics for laser-accurate AML detection with robotic process automation, lowering false positives and virtually eliminating the manual search for supporting data and other manual tasks, increasing team productivity, and reducing investigation time overall by up to 70 percent. Leveraging NICE Actimize's experience in advanced analytics and transaction monitoring solutions, the new SAM solution utilizes automation to reduce human effort and error, and to detect and report sophisticated crime schemes.

Bradley Gao, Chief Operations Officer, SPD Silicon Valley Bank
“SSVB initiated a rigorous, competitive search for a solutions partner to update its anti-money laundering strategy, and our team continued to be impressed with the innovation, professional support, and deep experience that global industry leader NICE Actimize brought to our institution. Our mission at SPD Silicon Valley Bank is to lead China in technological advancements while offering superior customer service, and we look forward to working with NICE Actimize as we work to further modernize our institution’s approach to fighting financial crime.”

Craig Costigan. CEO, NICE Actimize
“Demonstrating our commitment to the entire Asia-Pacific community, we are most proud of our ongoing relationship with SPD Silicon Valley Bank, and our future successes as we further focus on China and the region at large. We know that our years of experience in anti-money laundering contribute strongly to the confidence the financial institution has placed in us as we work to continue to strengthen its anti-money laundering operations with advanced analytics and AI technologies.”

NICE Actimize provides a unique analytics approach for compliance teams with its SAM solution. The approach combines out-of-the-box, expert red-flags with machine-learning optimizations to dramatically reduce false positives. Machine-learning is applied to provide intelligent segmentation, and to improve anomaly detection, thereby increasing the system's ability to identify known and unknown money-laundering risk scenarios. Additionally, machine-learning and intelligent automation is also used to prioritize alerts and reduce overall investigation times.

For more information on NICE Actimize’s AML suite:

•	On NICE Actimize’s Suspicious Activity Monitoring (SAM 9) solution, please click here.
•	On NICE Actimize Autonomous Financial Crime Management (AFCM), please click here.

SPD Silicon Valley Bank (SSVB)
Headquartered in Shanghai, China, SPD Silicon Valley Bank (SSVB) is a joint venture between Shanghai Pudong Development Bank Co., Ltd. (“SPDB" SSE: 600000) and Silicon Valley Bank (“SVB" NASDAQ: SIVB (SVB Financial Group)). SSVB is the first technology and innovation bank in China serving as an independent legal entity. It is also the first Sino-US joint venture bank. SSVB’s mission is to “increase our clients’ probability of success" by providing unique financial products and services to the technology and innovation industry and redefining the banking experience for innovation companies of all sizes. SSVB aims to create the “Innovation Ecosystem" and strives to be the most sought-after bank for China’s innovation economy. Target clients include those in the hardware, software, Internet, mobile, consumer technology, life science, biotechnology and clean-tech sectors.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.